Exhibit 99.37

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox” or the “Company”)

Suite 730 - 800 West Pender Street
Vancouver BC V6C 2V6
Canada

Item 2:	Date of Material Change

August 3, 2018

Item 3:	News Release

A news release announcing the material change was issued on August 3, 2018, through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 3, 2018, the Company announced it had completed the previously announced internal reorganization and plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) with the Company’s securityholders, pursuant to which Equinox transferred all of its copper assets to a newly incorporated company named Solaris Copper Inc. (“Solaris Copper”).

Item 5.1:	Full Description of Material Change

Equinox and Solaris Copper completed the Arrangement with the Company’s shareholders effective as at 12:01 a.m. (Vancouver Time) on August 3, 2018.

Pursuant to the Arrangement, the owners of common shares of Equinox will receive (i) one new common share of Equinox for each common share of Equinox held at the close of business on August 2, 2018; and (ii) one-tenth of a Solaris Copper Share for each common share of Equinox held at the close of business on August 2, 2018.

The Arrangement was approved by Equinox Gold shareholders at an annual and special meeting held on July 26, 2018 and by the Supreme Court of British Columbia in its final order dated July 30, 2018.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information has been omitted.

Item 8:	Executive Officer

Susan Toews

General Counsel

Tel: (604) 558-0560

Item 9:	Date of Report

August 13, 2018

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